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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No.    )

LEAPNET, INC.
(Name of Issuer)

LEAPNET, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

521864 20 7
(CUSIP Number of Class Securities)

Stephen J. Tober
President
Leapnet, Inc.
420 West Huron Street
Chicago, Illinois 60610
(312) 528-2400

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Person(s) Filing Statement)

Copies to:

Jones, Day, Reavis & Pogue
Attn: Timothy J. Melton, Esq.
77 West Wacker Drive
Chicago, Illinois 60601
(312) 782-3939

This statement is filed in connection with (check the appropriate box):

a.	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[X]	A tender offer.
d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee
$9,206,526.85	$1,841.31

    * Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 4,976,501 shares of Common Stock, par value $0.01 per share (the "Shares" or the "Common Stock"), of Leapnet, Inc., at a purchase price of $1.85 per Share net in cash. Such number of Shares represents the number of outstanding Shares not beneficially owned by SPRI Acquisition Corp. as of December 12, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$1,841.31
Form or Registration No.:	Schedule TO
Filing party:	SPRI Acquisition Corp. and SPRI, LTD.
Date filed:	December 13, 2001

    This Schedule 13E-3 (the "Schedule 13E-3") is filed by Leapnet, Inc., a Delaware corporation ("Leapnet"). The filing person is the subject company. The Schedule 13E-3 relates to the tender offer by SPRI Acquisition Corp., a Delaware corporation (the "Purchaser"), which is a wholly owned subsidiary of SPRI, LTD., a Delaware corporation ("SPRI"), to purchase any and all of the outstanding publicly-held shares of Common Stock, other than shares of Common Stock already owned by SPRI, the Purchaser or their affiliates, at a purchase price of $1.85 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated December 13, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal.

    The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule 13E-3. The audited financial statements of Leapnet as of and for the two fiscal years ended December 31, 2000 and December 31, 1999 are hereby expressly incorporated herein by reference to Item 8 of Leapnet's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which was filed with the Securities and Exchange Commission on April 2, 2001.

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    The unaudited financial statements of Leapnet as of and for the quarter and nine months ended September 30, 2001 and September 30, 2000 are hereby expressly incorporated herein by reference to Part I, Item 1 of Leapnet's Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2001, which was filed with the Securities and Exchange Commission on November 14, 2001.

Item 16. Exhibits.

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated December 13, 2001.*
(a)(2)	Letter of Transmittal.*
(a)(3)	Notice of Guaranteed Delivery.*
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)
Text of press release dated November 21, 2001, issued jointly by Leapnet, SPRI and the Purchaser announcing the tender offer (incorporated herein by reference to Schedule TO-C filed by the Purchaser and SPRI on November 23, 2001).
(c)(1)	Opinion of George K. Baum & Company, dated November 21, 2001.*
(d)(1)	Agreement and Plan of Merger, dated as of November 21, 2001, by and among SPRI, LTD., SPRI Acquisition Corp. and Leapnet, Inc.†
(d)(2)	Letter agreement, dated as of November 21, 2001, by and among Leapnet, Robert. M. Figliulo and David A. Figliulo.*
(d)(3)	Contribution and Stockholder Support Agreement, dated as of December 6, 2001, by and among Leapnet, SPRI, the Purchaser and the stockholders of Leapnet set forth on the signature pages thereto.*
(f)(1)	Section 262 of the Delaware General Corporation Law.*
(g)(1)	Not Applicable
(h)(1)	Not Applicable

*
Incorporated by reference to the Schedule TO filed by SPRI and the Purchaser on December 13, 2001.

†
Incorporated by reference to Leapnet's current report on Form 8-K dated November 21, 2001 (Commission File No. 0-20835), which was filed by Leapnet with the SEC on November 23, 2001.

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SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEAPNET, INC.
By:	/s/ STEPHEN J. TOBER Name: Stephen J. Tober Title: President and Chief Operating Officer

Dated December 20, 2001

B–1

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  Item 16. Exhibits.
  SIGNATURE